AFTERSOFT GROUP, INC
                 Savannah House, 11 Charles II Street, 5th Floor
                                 LONDON SW1Y 4QU



VIA EDGAR and FAX

Ms Maureen Bauer.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance,
Office of Emerging Growth Companies,
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      W3 Group, Inc.  (the "Company")
         Form 8-K dated December 21, 2005
         Filed: December 30, 2005, amended January 23, and February 1,2006
         File No.: 0-27083
                                                               February 15, 2006


Dear Ms Bauer

I am in receipt of a copy of the Commission's February, 2006 comment letter. Please consider this letter to be the Company's formal response to the Commission's comment letter.

We are enclose copies of the Form 8K disclosing the change in independent accountants and a copy of the amended Form 8K filed January 23, 2006 and redlined for your convenience to show the amendments to the original. This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers.

General

The company has reviewed its actions with reference to the contents of your comment letter, it has conducted a thorough review of the circumstances surrounding the inadvertent filing and strengthened its procedures to be undertaken before documents are filed with the Commission in future. In this particular instance there was a misunderstanding about the approval from the company's independent accountants relating to the goodwill valuation and impairment of the acquiree companies in the merger however, there was no material change to the financial statements filed in error and the financial statements filed subsequently with the approval of our independent accountants.

Comment No. 1 The Company has now filed a Form 8K for Item 4.01(a) a copy of which is attached disclosing the dismissal of the previous independent accountants to the acquirer and appointing the independent accountants of the acquiree. Comment No. 2 We have amended Item 402(b)of our filing, copy attached, to address your comments. The company was notified by its independent accountants on January 2, 2006 that it had filed the Form 8-K on December 30, 2006 without approval. On receipt of notification the Board undertook a thorough investigation of the circumstances surrounding the filing and concluded on January 6, 2006 that the Form 8-K had been incorrectly filed. In conjunction with its independent accountants the Company prepared an amendment to the Form 8-K dated January 17, 2006 disclosing under Item 4.02 (b) that there had been an incorrect filing which might affect the financial statements included.

Comment No. 3. The financial statements that might have been affected by the mis-filing were the Consolidated Balance Sheet and the Consolidated Statement of Operations. dated June 30, 2005

Comment No. 4. The Board of Directors and its advisors discussed the matters disclosed in the filing with its independent accountants at length and in detail, however it was not appreciated by the Board of Directors that the PCAOB auditor retained to value the goodwill and undertake the impairment review of Aftersoft Group assets in the UK was considered conflicted. This misunderstanding led to the Form 8-K being prepared for filing and subsequently being filed along with a completely separate Form 8-K on a different subject.

Comment 5. The Company has asked its independent accountants to review our response to Item 4.02(b) and furnish us with their written response. We will refile with their response within two days of receipt as requested.

Comment 6. The certifying officers have carried out a comprehensive review of the Company's disclosures controls and procedures as a result of this inadvertent filing error. With immediate effect all filings with the Commission will be subject to final review after Edgarising by the certifying officers before being filed. Previously the certifying officers had approved documents before Edgarising. The Board are confident that this procedure will avoid any chance of misfiling in the future.

Comment No 7. We have revised our filing in line with your comments on Item 2.01(f).

Comment No 8. We have contacted Filer Support regarding the name change to Aftersoft Group, Inc .

Comment No 9. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing and that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff commenst as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ss/  Ian Warwick

Ian Warwick
President and CEO
W3 Group, Inc